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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F  X   Form 40-F
                  ---            ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes      No  X
            ---     ---


        (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                -------


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      PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release regarding its interim results for the six months ended June 30, 2007.

      This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to the Registrant's future plans and prospects.

      These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

      -     fluctuations in crude oil and natural gas prices;

      -     failure to achieve continued exploration success;

      -     failure or delay in achieving production from development projects;

      - failure to complete the proposed acquisition of certain overseas assets as planned;

      -     change in demand for competing fuels in the target market;

      -     continued availability of capital and financing;

      -     general economic, market and business conditions;

      - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

      -     other factors beyond the Registrant's control.

      We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

      You should not place undue reliance on any of these forward-looking statements.


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                         (PETRO CHINA LOGO LETTERHEAD)

World Tower, 16 Ande Road, Dongcheng
District Beijing, 100011, P.R. China
Tel :86-10-84886034; 84886037
Fax: 86-10-84886039

                                 PRESS RELEASE


               PETROCHINA 2007 INTERIM EARNINGS SET A NEW RECORD

23 August 2007, Beijing -- PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announced today that it recorded a consolidated net profit of RMB81.83 billion for the six months ended 30 June 2007, representing an increase of 1.4 % from the same period last year. Earnings per share reached RMB0.46, which was approximately RMB0.01 higher than that for the same period of 2006.

During the first half of the year, the Company continued to step up its efforts in pursuing the strategies related to resources, marketing and international development. It continued to enhance safe production, environmental protection and energy saving. As a result, the Company achieved strong profits on stable progress in production and operation.

"Investors and the public have paid tremendous attention and have given strong support to us. With the strong sense of responsibility to the shareholders, to the community, to the public and to the staff, PetroChina has consistently placed the Company development as its top priority. The Company's scale of business and its ability for sustainable development have been further enhanced. The development encouraged a significant increase in the Company's value and kept our overall business in a good position." said PetroChina's Chairman Jiang Jiemin.


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For the six months ended 30 June 2007, the Company recorded a turnover of
RMB392.73 billion, representing an increase of 20.3% from the same period last year. The half-year operating profit reached RMB109.13 billion, recording a decrease of 5.3% from the same period last year. The decrease in operating profit was due to various factors including the special levy imposed by the state, the increased safe production expense, the Company's business expansion and the surge of the nation's commodity prices. The Board of Directors of the Company proposed to allocate 45% of the half-year net profit for paying interim dividends for 2007, equivalent to approximately RMB0.205690 per share.

EXPLORATION AND PRODUCTION

Since the beginning of 2007, the Company has achieved a series of milestones in oil and gas exploration by strengthening its foothold in several key basins across the country, deepening the geological studies, focusing on new technology application as well as stepping up its efforts in core projects and strategic development. The Company discovered the Jidong Nanpu Oilfield in Jidong shallow water areas of Bohai Bay, which contains oil reserves of up to one billion tons. Verified by the state in mid August, the new discovery contains 445 million tons of proven reserves of original oil in place. The three-level reserves of original oil and gas in place have reached 1.18 billion tons. The Company also made progress in the exploration work in Erdos, Songliao, Junggar, Sichuan and Tarim Basins. At the moment, the Company's overall development of the oil and gas exploration business is well-positioned and its reserve is entering a high growth stage. The Company now enjoys a stronger foundation of resources which facilitates its further development.

In the first half of the year, overcoming the odds and various natural disasters, the Company achieved stable progress in oil and gas output. During the reporting period, the Company's oil and gas output amounted to 553 million barrels of oil equivalent, representing an increase of 3.7% from the same period of 2006. It


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produced 420 million barrels of crude oil, representing an increase of 600,000 barrels or 0.1% from the same period of 2006, and 798 billion cubic feet of marketable natural gas, representing an increase of 16.5% from the same period of 2006. The Company's natural gas production maintained a strong growth momentum.

During the first half of 2007, the Company's Exploration and Production segment recorded an operating profit of RMB96.44 billion, which was RMB28.02 billion lower than that of the same period in 2006. This was due to the decrease in crude oil price, the increase in purchase expenses as well as the special levy imposed by the state.

REFINING AND MARKETING

In the first half of 2007, the Company's Refining and Marketing segment, with further structure adjustment, maintained steady production growth on the strong market demand. The Company processed 408 million barrels of crude oil, representing an increase of 3.8% from the same period of 2006. It produced 10.67 million tons of gasoline, representing a decrease of 3.6% from the same period of 2006 and produced 23.889 million tons of diesel, representing an increase of 7.5% from the same period of 2006.

During this reporting period, the Company continued to expand its marketing network for refined products by building more service stations in major cities, at new districts of the developed areas, at highways and at the prime transportation zones.

During the first half of 2007, the Company's Refining and Marketing segment achieved a turnaround. The segment recorded an operating profit of RMB3.93 billion, representing an increase of RMB17.82 billion over the same period of 2006.

CHEMICALS AND MARKETING

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The Chemical and Marketing segment achieved economies of production scale and was operated in a safe and stable manner. The Company continued to make improvements in key operational performance indexes. Resources allocation and product mix were further optimized. The realized output of commercial chemical products reached 7.83 million tons, representing an increase of 1.2 million tons or 18.1% compared to the output of 6.63 million tons over the same period of 2006. The Company produced 1.305 million tons of ethylene and 1.997 million tons of synthetic resin during the period, representing a year-on-year increase of 30.1% and 31% respectively.

In the first half of 2007, the Company's Chemicals and Marketing segment recorded an operating profit of RMB5.4 billion, representing an increase of RMB2.49 billion or 85.6% from the same period of 2006. The increase was attributed to the operation of the new production capacity which lifted the overall production and sales volume. In addition, the surge of chemical product prices also encouraged the growth.

NATURAL GAS AND PIPELINE

During the first half of 2007, the construction of major oil and gas pipelines proceeded smoothly. The capacity expansion projects of the West-East Gas Pipeline was smoothly conducted as planned. The Jintan gas storage facilities were filled up and put into operation. Construction of the Lanzhou-Yinchuan gas pipeline, which connects the Sebei-Xining-Lanzhou Pipeline, was completed and successfully put into trial operation in late July. Currently the Company has successfully established a gas supply network in its four key natural gas fields. In addition, the Beijing Oil and Gas Pipeline Network Dispatching Center commenced its operation.

During the first half of 2007, the Natural Gas and Pipeline segment recorded an operating profit of RMB6.13 billion, representing an increase of RMB1.54 billion or 33.6% compared to the same period of 2006.


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The Natural Gas and Pipeline segment has become the Company's new growth point and is poised to grow significantly. Moving forward, the Company plans to build a number of key oil and gas pipelines which include the Second West-East Gas Pipeline and the Lanzhou-Zhengzhou-Changsha product oil pipeline. The Company will further enhance its capacity to strengthen its supply capabilities and basis of future development.

OVERSEAS BUSINESS

During the first half of 2007, the Company made steady growth in overseas business. As of 30 June 2007, the Company's overseas net oil and gas production amounted to 29 million barrels of oil equivalent, representing an increase of 6.6% from the same period of 2006.

PROSPECTS FOR THE SECOND HALF OF 2007

Looking ahead, it is expected that the global economy will achieve steady growth and China's economic growth will continue in a rapid and stable manner. While China's demand for oil and gas will remain robust, the Company will enjoy favorable business opportunities on the growing market demand.

The Company will continue to uphold the principles of its corporate mission -- "Producing energy and power to realize wealth and harmony". With the philosophy of running the business with prudence and integrity, we are committed to enhancing our corporate value and fulfilling our economic, environmental and social responsibilities in an active manner to repay the support from our shareholders, our society and our staff.

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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010                Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam                       Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672    Email: helen.lam@hillandknowlton.com.hk


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited


Dated: August 24, 2007                      By:      /s/ Li Huaiqi
                                                     ------------------
                                            Name:    Li Huaiqi
                                            Title:   Company Secretary